SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2003

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2003	TM GROUP HOLDINGS PLC

	By:	/s/ Russell Cox

Russell Cox Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Third Quarter ended August 30, 2003 dated October 23, 2003	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE THIRD QUARTER

ENDED 30 AUGUST 2003

TM Group Holdings PLC today announced results for the third quarter ended 30 August 2003.

Financial highlights (UK GAAP):

	13 weeks ended		39 weeks ended
	30.08.03	24.08.02	30.08.03	24.08.02
	£ millions
Turnover	159.9	161.9	478.3	495.6
Operating profit	5.7	4.4	14.9	13.7
PBIT	6.5	6.6	17.1	16.6
EBITDA	9.1	9.3	25.0	24.5

Turnover at £159.9m was slightly lower than prior year. Same store takings before lottery were strong in the quarter during a good summer trading period. This effect was offset by a slightly lower store base and the continued migration of phone top-up transactions to the electronic form.

PBIT at £6.5m was close to prior year. Profit on asset disposals was £1.5m lower, and last year included a restructuring charge of £0.8m.

Underlying operating profit before restructuring costs was ahead of prior year by £0.6m.

TM Retail

Turnover at £159.9m for the 13 weeks to 30 August 2003 was £2.0m lower than prior year. The development of electronic top-up for mobile phones and its replacement of the pre-existing voucher product continues to distort turnover comparisons.

Turnover excluding all phone top-up products was slightly ahead of last year for the quarter. Cash takings for all phone top-up products was also ahead.

Operating profit for the quarter before restructuring costs, group central overheads and profit on asset disposals was £0.4m higher than prior year at £6.4m.

Same store takings before lottery were 2.7% ahead of last year. This measure was stronger in convenience stores at 4.5% ahead and was an improvement over the second quarter. The weighted average store base for the quarter was 1.9% lower than last year.

The underlying sales performance continued to develop positively with good summer weather contributing. Minerals and grocery continued to grow, and news performance was also positive in the quarter. Tobacco declines remained at a similar level to Quarter 2 but with total margins ahead of prior year.

Overall trading margins were strongly ahead with minerals, tobacco and grocery contributing positively. Branch costs and overheads were better than expectations.

Notably, the combination of strong trading and controlled costs across the board resulted in each of the Convenience, Variety and Newsagent formats recording contributions ahead of last year.

The number of trading stores at the end of the quarter was 1,201 after 3 net closures. Of the closing base, 314 were classified Convenience stores, 121 Variety stores and 766 Newsagents.

Group overheads and financing costs

Central overheads at £0.7m for the quarter were £0.2m lower than prior year. Cumulatively, they were £0.3m lower than prior year at £2.0m.

Net interest payable at £4.3m for the quarter was £3.0m lower than prior year. This represents an underlying reduction of £0.1m due to the reduced level of debt, the remainder representing redemption premia last year.

Sterling weakened to £1 = $1.5752 at the quarter end, giving an unrealised exchange loss for the quarter of £3.9m, net of the revaluation of the currency hedge.

Cash flow

Cash inflow from operating activities in the quarter was £6.6m compared to an inflow of £9.5m last year.

Net CAPEX for the quarter was £2.7m.

At the quarter end, cash and bank balances stood at £9.2m. There were no drawings under the company’s working capital facilities at the end of the quarter

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended		39 weeks ended
	30.08.03	24.08.02	30.08.03	24.08.02
	(£ thousands)
Sales:
TM Retail	159,855	161,890	478,264	495,573
Operating costs before restructuring costs:
TM Retail	(153,460)	(155,859)	(461,404)	(478,780)
Central	(656)	(869)	(1,985)	(2,272)

	(154,116)	(156,728)	(463,389)	(481,052)

Restructuring costs—TM Retail	—	(800)	—	(800)
Operating profit:
TM Retail	6,395	5,231	16,860	15,993
Central	(656)	(869)	(1,985)	(2,272)

	5,739	4,362	14,875	13,721

Profit/(loss) on asset disposals:
TM Retail	761	2,282	2,241	2,866
Central	—	—	3	(18)

	761	2,282	2,244	2,848

Profit before interest and taxation:
TM Retail	7,156	7,513	19,101	18,859
Central	(656)	(869)	(1,982)	(2,290)

	6,500	6,644	17,119	16,569

Net interest payable	(4,333)	(7,323)	(12,898)	(17,149)
Exchange movement on re-translation of senior notes and currency hedge	(3,856)	1,458	(1,468)	2,029

Net interest payable and similar charges	(8,189)	(5,865)	(14,366)	(15,120)

(Loss)/profit before taxation	(1,689)	779	2,753	1,449
Taxation	988	(595)	(751)	(1,336)

(Loss)/profit after taxation	(701)	184	2,002	113
Dividend	—	(22,450)	—	(22,450)

(Loss)/profit for the period	(701)	(22,266)	2,002	(22,337)

All figures are presented under UK GAAP.

The Group has revised the presentation of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. This has no impact on operating profit. The comparative figures for sales and operating costs have been adjusted accordingly, resulting in a reduction in sales and operating costs of £6,955,000 for the 13 weeks ended 24 August 2002 and £17,014,000 for the 39 weeks ended 24 August 2002.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	30.08.03	30.11.02
	(£ thousands)
Fixed assets
Tangible fixed assets	50,404	50,826
Intangible fixed assets	6,982	6,718

	57,386	57,544

Current assets
Inventories	29,253	34,378
Debtors	22,468	22,389
Other current assets	855	2,780
Cash at bank and in hand	9,173	21,410

	61,749	80,957

Creditors: amounts falling due within one year
Trade creditors	(44,766)	(67,216)
Other liabilities	(15,255)	(12,972)

	(60,021)	(80,188)

Net current liabilities	1,728	769

Total assets less current liabilities	59,114	58,313
Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(143,403)	(144,470)
Other	(704)	(767)

	(144,107)	(145,237)

Provisions for liabilities and charges	(2,640)	(2,711)

Net liabilities	(87,633)	(89,635)

.Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(48,480)	(50,482)
Other reserve	(59,892)	(59,892)

	(87,633)	(89,635)

The dollar liability under the Senior Notes has been translated at $1.5752 being a representative US dollar/UK sterling exchange rate on 30 August 2003.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended		39 weeks ended
	30.08.03	24.08.02	30.08.03	24.08.02
	(£ thousands)
Net cash inflow/(outflow) from operating activities	6,572	9,454	724	(1,999)
Returns on investments and servicing of finance
Net interest paid	—	(5,556)	(8,234)	(14,505)

Tax refunded/(paid)	561	(1,574)	561	(1,571)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(3,561)	(1,875)	(8,256)	(7,508)
Receipts from sale of tangible fixed assets	905	2,770	3,526	4,005

	(2,656)	895	(4,730)	(3,503)

Acquisitions and disposals
Purchase of businesses	(235)	(1,970)	(856)	(2,159)
Sale of businesses	—	—	1,250	2,458

	(235)	(1,970)	394	299

Management of liquid resources
(Increase)/decrease in short-term deposits	(7,131)	73,466	5,694	94,629

Equity dividends paid	—	(22,450)	—	(22,450)

Net cash (outflow)/inflow before financing	(2,889)	52,265	(5,591)	50,900

Financing
Redemption of senior notes	—	(21,470)	—	(21,486)
Repayment of loans	—	(30,000)	—	(30,287)
Movement in short-term debt	(760)	—	—	—
Purchase of hedging instrument	—	—	(952)	—
Repayment of capital element of finance leases	—	—	—	(3)

	(760)	(51,470)	(952)	(51,776)

(Decrease)/increase in cash	(3,649)	795	(6,543)	(876)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		39 weeks ended
	30.08.03	24.08.02	30.08.03	24.08.02
	(£ thousands)
Operating profit	5,739	4,362	14,875	13,721
Depreciation and amortisation charges	2,645	2,691	7,864	7,939
Movement in provisions	207	(119)	(71)	(464)
Decrease in inventories	2,317	3,607	5,249	6,087
Increase in debtors	(1,697)	(1,497)	(2,305)	(3,475)
(Decrease)/increase in creditors	(2,639)	410	(24,888)	(25,807)

Net cash inflow/(outflow) from operating activities	6,572	9,454	724	(1,999)

Contact: Russell	Cox

TM Group Holdings PLC

TM House

Ashwells Road

Brentwood

Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com